

Mail Stop 7010

December 30, 2008

Mr. T. Kevin DeNicola
Chief Financial Officer
KBR, Inc.
601 Jefferson Street
Suite 3400
Houston, TX 77002

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **Schedule 14A Definitive Proxy Statement filed on March 25, 2008**
> **File No. 1-33146**

Dear Mr. DeNicola:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant